Exhibit 99.1

G Medical Innovations Holdings Ltd Announces Closing of $8 Million Private Placement

TEL AVIV and NEW YORK, April 20, 2022 (GLOBE NEWSWIRE) – G Medical Innovations Holdings Ltd. (NASDAQ:GMVD) (the “Company”), a telehealth, medical device, and remote patient monitoring company providing clinical-grade solutions for consumers, medical professionals, and healthcare institutions, today announced that it has closed its previously announced private placement with a healthcare-focused institutional investor to purchase 5,000,000 ordinary shares (or ordinary shares equivalents), and warrants to purchase up to an aggregate of 6,250,000 ordinary shares, at a combined purchase price of $1.50 per ordinary share and related warrant, for gross proceeds of approximately $7.5 million. The warrants have an exercise price of $1.50 per ordinary share, are immediately exercisable, and expire five years from issuance.

A.G.P./Alliance Global Partners acted as the sole placement agent for offering.

The Company intends to use the net proceeds from the offering for working capital purposes and to repay Lind Global Fund II LP (“Lind Global”) $3,380,000 as repayment in full of that certain senior convertible note dated December 15, 2021.

Certain warrants to purchase an aggregate of 2,420,000 ordinary shares of the Company that were issued to investors in February 2022 have been amended to have a reduced exercise price of $1.50 per ordinary share.

In addition, as a result of the foregoing private placement, on April 20, 2022, Lind Global has exercised its right of participation, and the Company issued to Lind Global an aggregate of 333,334 ordinary shares and warrants to purchase up to an aggregate of 416,668 ordinary shares, for gross proceeds of approximately $500,000, upon the same terms as the foregoing private placement.

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and the securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Under an agreement with the investors, the Company agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) covering the resale of the ordinary shares to be issued to the investors (including the ordinary shares issuable upon the exercise of the warrants) no later than 30 days after the closing and to use commercially reasonable efforts to have the registration statement declared effective as promptly as practical thereafter, and in any event no later than 60 days in the event of a “full review” by the SEC.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About G Medical Innovations

G Medical Innovations Holdings Ltd. is an early commercial stage healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms.

The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical grade device that can transform almost any smartphone into a medical monitoring device enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (or ECG) data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (or IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical is using forward-looking statements when it discusses the expected use of proceeds. Because such statements deal with future events and are based on G Medical’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical could differ materially from those described in or implied by the statements in this press release. The forward looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on June 28, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, the companies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS CONTACT:

G Medical Innovations

Kobi Ben-Efraim, CFO

+972 8-958-4777

service@gmedinnovations.com